June 8, 2010	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Julie Rizzo

Re:	Bank of America Auto Receivables Securitization, LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed May 26, 2010
File No. 333-165957

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Depositor”) and in response to oral comments from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 3 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from the Registration Statement as filed on May 26, 2010, as well as two clean copies of Amendment No. 3.

The Depositor’s responses to the oral comments are set forth below. For ease of reference, a summary of the Staff’s oral comments has been presented in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 3.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

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and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

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June 8, 2010

Oral Comment 1

1.	The staff noted the response to prior comment 1 in our response letter dated May 26, 2010 and requested further clarification regarding the materiality threshold for exceptions to the underwriting criteria and loan modifications. Specifically, the Staff noted that comparing the exceptions and loan modifications in the selected asset pool with the exception and loan modification experience of previously securitized pools may not be useful to investors unless investors have access to information regarding the Registrant’s previously securitized pools. Additionally, the Staff noted our indication to measure materiality as a variance of 1.00% between the current asset pool and the previous asset pool and queried whether materiality instead should be measured based on the average exception and loan modification experience in multiple previously securitized pools or in the managed pool. Finally, the Staff noted that such a measurement tool could allow the levels of exceptions and modifications to rise over time without creating a “material” variance between a current asset pool and the immediately preceding asset pools.

Response

As indicated in our response letter dated May 26, 2010, in determining whether exceptions to the underwriting criteria are material, we do not assess the nature of an underwriting exception, and what we consider to be “material” for purposes of disclosure varies somewhat depending on the particular transaction and the relevant issue, information or category of data. With respect to underwriting exceptions, we will assess materiality by reviewing the principal balance of receivables subject to credit-related exceptions to the underwriting criteria as of the cut-off date for the transaction and comparing the exceptions in the selected asset pool with the general underwriting exception policy of Bank of America, which will be disclosed in the prospectus supplement. We generally will consider it material (and will disclose data regarding the number of pool assets subject to exceptions and a description of the nature of the exceptions in the prospectus supplement for a transaction) if the aggregate cut-off date principal balance of receivables in the asset pool subject to a credit-related exception exceeds the general underwriting exception policy of Bank of America by 1.00% or more of the aggregate cut-off date principal balance of the asset pool.

With respect to loan modifications, we will assess materiality by reviewing the principal balance of receivables subject to credit-related extensions or temporary payment reductions, as applicable, as of the cut-off date for the transaction. (We note that the only credit-related loan modification categories contemplated by Bank of America’s servicing and collection policy are extensions and temporary

Mayer Brown LLP

June 8, 2010

payment reductions, although Bank of America currently does not offer temporary payment reductions.) With respect to the inclusion of loans that have been previously subject to credit-related extensions or temporary payment reductions, as applicable, we generally will consider an aggregate principal balance of receivables which have been extended prior to the cut-off date for a transaction to be material if such aggregate principal balance exceeds 1.00% of the aggregate cut-off date principal balance of the asset pool.

We have added language on page S-50 of the prospectus supplement describing Bank of America’s procedures with respect to credit-related exceptions to the underwriting policy and disclosed the current credit-related underwriting exception tolerance. Consistent with The Summary of Terms section on page S-10 and the Receivables Pool section on page S-45 of the prospectus supplement, we will provide data regarding the principal balance of pool assets subject to credit-related exceptions to the underwriting criteria and a description of the nature of the exceptions, to the extent the principal balance of exceptions exceeds the general underwriting exception policy by a material amount.

Additionally, we have added bracketed disclosure on page S-53 of the prospectus supplement indicating that we will include the percentage of receivables in the asset pool subject to credit-related extensions or temporary payment reductions, as applicable, to the extent the principal balance of such assets is material. Consistent with The Summary of Terms section on page S-10 and the Receivables Pool section on page S-45 of the prospectus supplement, we will include the percentage of receivables in the asset pool subject to credit-related extensions or temporary payment reductions, as applicable, in the event that the number of such assets is material.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Jon Van Gorp at (312) 701-7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Jason A. Schubert, Esq.